[SCHULTE ROTH & ZABEL LLP LETTERHEAD]



  (212) 756-2327                                          steven.spencer@srz.com





                                  July 25, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
Mail Stop: 3628
100 F Street, N.E.
Washington, D.C.  20549-3628
Attention:  Mara L. Ransom, Esq.

         RE:   H. J. HEINZ COMPANY ("HEINZ" OR THE "COMPANY")
               SCHEDULE 14A FILED BY TRIAN PARTNERS GP, LP. ET AL. (THE "FILING PERSONS")
               FILED JULY 12, 2006
               FILE NO. 1-03385
               ---------------------------------------------------

Dear Ms. Ransom:

          This letter is submitted on behalf of the Filing Persons in response to the comments of the Staff set forth in its letter, dated July 20, 2006 (the "Comment Letter"). For the convenience of the Staff, we have repeated each of the Staff's comments IN ITALICS immediately above our responses to each corresponding comment.

         Our responses to the Staff's comments set forth in the Comment Letter are as follows:

                                  SCHEDULE 14A

1. AS YOU KNOW, THE STAFF HAS ADVISED YOU THAT IT IS OUR UNDERSTANDING THAT ELECTRONIC AND TELEPHONIC VOTING IS PRESENTLY NOT AVAILABLE VIA ADP FOR CERTAIN BENEFICIAL HOLDERS. WHILE WE NOTE THAT YOUR PROXY MATERIALS MAKE NO MENTION OF THE AVAILABILITY OF THESE PROCEDURES FOR THOSE HOLDERS WHO HOLDER SHARES IN THE NAME OF BROKERAGE FIRMS, BANKS OR NOMINEES, IN SOME PLACES IN YOUR PROXY MATERIALS, YOU REFER TO THE AVAILABILITY OF INTERNET AND TELEPHONIC VOTING MORE GENERALLY. THE UNAVAILABILITY OF THESE PROCEDURES MAY BE CONFUSING TO SECURITY HOLDERS WHO MIGHT OTHERWISE PRESUME

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Securities and Exchange Commission
July 25, 2006
Page 2


     THOSE METHODS TO BE AVAILABLE TO EVERYONE. ACCORDINGLY, PLEASE TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO ADVISING SECURITY HOLDERS.

     The Filing Persons were advised on the date of this letter that ADP, the third-party vote processing company, is now able to make Internet voting available to beneficial holders. Accordingly, the Filing Persons are engaging in discussions with ADP to confirm the necessary procedures. Upon such confirmation, the Filing Persons intend to work with ADP to appropriately advise shareholders of the Internet voting procedures.

     The Filing Persons respectfully submit that as of this date, prior to such confirmation from ADP as noted above, the voting instructions contained in their definitive proxy statement prominently and accurately differentiate between the voting options available to record holders and beneficial holders. The voting instructions explain to shareholders both that (1) if shares are registered in a shareholder's own name (i.e. record holder) then the shareholder may vote by proxy card, telephone or Internet and (2) if shares are held in the name of a nominee (i.e. beneficial holder) then only the nominee can sign a proxy card with respect to those shares and only after receiving the shareholder's instructions. The voting instructions also encourage those shareholders whose shares are held in nominee name to contact the person responsible for their account and ask that person to execute a proxy card. In addition to other locations, the voting instructions appear prominently on the back cover of the proxy statement under the title "SPECIAL INSTRUCTIONS". Furthermore, subsequent letters to shareholders have included those specific voting instructions (see letters filed on Schedule 14A on July 12, 2006 and July 19, 2006), reinforcing the different voting procedures available to record holders and beneficial holders. These voting instructions also are consistent with the instructions contained in the proxy cards to which the shareholders are directed. Only the proxy cards delivered to record holders contain instructions as to voting by telephone or Internet.

     In addition, on July 21, 2006, the Filing Persons issued a press release, which was broadly disseminated to the media, and filed on Schedule 14A, which stated that the applicable independent third-party vote processing system does not support Internet and telephone voting of shares held through brokers and other intermediaries. The Company also made similar disclosure on that date in a press release that it separately issued.

     The Filing Persons respectfully submit that any general references to the availability of various voting procedures in the proxy statement must be read in connection with the prominently displayed voting instructions that describe the specific procedures, along with the other descriptions of the voting options contained in the proxy card and in the various other soliciting materials provided to shareholders, as well as the disclosures disseminated broadly through the issuance of the referenced press releases. Accordingly, the Filing Persons respectfully submit that the unavailability of telephone and Internet voting to beneficial holders should not be confusing to security holders who might otherwise presume those methods to be available to everyone.

2. PLEASE PROVIDE US WITH SUPPLEMENTAL COPIES OF THE SCREEN SHOTS THAT YOU WILL BE UTILIZING FOR PURPOSES OF INTERNET VOTING ON WWW.DIRECTVOTE.COM AND A TRANSCRIPT OF THE RECORDING YOU ARE UTILIZING FOR PURPOSES OF TELEPHONIC VOTING.

     The supporting documents requested by the Staff will be provided on a supplemental basis.


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Securities and Exchange Commission
July 25, 2006
Page 3


               DEFINITIVE ADDITIONAL MATERIALS FILED JULY 19, 2006

3. IN YOUR LETTER TO SHAREHOLDERS, WE NOTE YOUR INDICATION THAT "[S]INCE MR. JOHNSON BECAME CEO IN 1998, HIS TOTAL COMPENSATION HAS INCREASED 34%..." PLEASE PROVIDE SUPPLEMENTAL SUPPORT FOR THIS STATEMENT.

     The supporting documents requested by the Staff will be provided on a supplemental basis.

4. FURTHER, YOU INDICATE THAT YOU HAVE PROVIDED TO SHAREHOLDERS "A COPY OF A LETTER RECENTLY SENT BY TRIAN TO THE HEINZ BOARD DETAILING THE EXTENSIVE LITIGATION IN WHICH MEMBERS OF THE CURRENT BOARD HAVE BEEN INVOLVED." IT DOES NOT APPEAR, HOWEVER, THAT YOU HAVE FILED THIS LETTER AS SOLICITING MATERIALS. PLEASE ADVISE.

     A copy of the July 10, 2006 letter referenced by the Staff was previously filed on Schedule 14A by the Filing Persons on July 10, 2006.

5. IN SEPARATE SOLICITING MATERIALS, WE NOTE YOUR INCLUSION OF SEVERAL QUOTES FROM VARIOUS SOURCES. PLEASE KEEP IN MIND THAT WHEN EXCERPTING DISCLOSURE FROM OTHER SOURCES, SUCH AS NEWSPAPER ARTICLES OR PRESS REPORTS, ENSURE THAT THAT YOU PROPERLY QUOTE AND DESCRIBE THE CONTEXT IN WHICH THE DISCLOSURE HAS BEEN MADE SO THAT ITS MEANING IS CLEAR AND UNCHANGED. WHERE YOU HAVE NOT ALREADY PROVIDED US WITH COPIES OF THE MATERIALS, PLEASE DO SO, SO THAT WE CAN APPRECIATE THE CONTEXT IN WHICH THE QUOTE APPEARS. ALSO, PLEASE CONFIRM YOUR UNDERSTANDING THAT REFERRING TO ANOTHER PERSON'S STATEMENTS DOES NOT INSULATE YOU FROM THE APPLICABILITY OF RULE 14A-9. IN THIS REGARD AND CONSISTENT WITH PRIOR COMMENTS, PLEASE ENSURE THAT A REASONABLE BASIS FOR EACH OPINION OR BELIEF EXISTS AND REFRAIN FROM MAKING ANY INSUPPORTABLE STATEMENTS.

     The Filing Persons duly note the Staff's comment and confirm their understanding that reference to third-party statements does not insulate them from the applicability of Rule 14A-9. The supporting documents requested by the Staff will be provided on a supplemental basis.

               DEFINITIVE ADDITIONAL MATERIALS FILED JULY 20, 2006

6. YOU ASK HOW THE COMPANY "[FOUND] $355 MILLION OF INCREMENTAL COST SAVINGS IN NINE DAYS..." AND YOU ASK WHY THIS AMOUNT WAS NOT "MADE PUBLIC" OR "DISCLOSED" SOONER. PLEASE ADVISE US AS TO THE BASIS FOR YOUR BELIEF THAT SUCH AMOUNTS NEEDED TO BE DISCLOSED SOONER AND WHY YOU BELIEVE THAT IT IS APPROPRIATE TO CHARACTERIZE THE DISCLOSURE OF THE COST SAVINGS AS BEING "FOUND."

     The Filing Persons note that on May 23, 2006, the Trian Group put forth an action plan targeting $575 million of cost savings ($400 million reduction in SG&A and $175 million reduction in cost of sales). This compared to a $30 million cost savings target that management had recently put forth in September 2005. Nine days later, on June 1, 2006, the Company announced its plan, including what it called an "incremental" $355 million of cost


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Securities and Exchange Commission
July 25, 2006
Page 4


     savings ($90 million reduction in SG&A and $265 million reduction in cost of sales) and thus raising the obvious question of what resulted in the $355 million savings. The Filing Persons respectfully submit that the magnitude and timing of the Company's disclosure of the availability of additional cost savings suggest that it was in response to the Filing Persons' cost savings target disclosed in their May 23, 2006 action plan. The Filing Persons submit that it is unclear whether the Company would have identified and disclosed the availability of additional cost savings had it not been for the announcement of the Filing Persons' action plan and the impending proxy solicitation with respect to the election of directors.

7. WE NOTE THAT YOU REFER TO "PRESS REPORTS" THAT APPEAR TO INDICATE THAT "HEINZ ALLOWED ITS INVESTMENT BANKERS ON [THE NESTLE/WEIGHT WATCHERS SALE] TO SIMULTANEOUSLY CO-INVEST IN THE DEAL..." PLEASE PROVIDE US WITH SUPPORT FOR THIS STATEMENT, KEEPING COMMENT 5 ABOVE IN MIND.

     The supporting documents requested by the Staff will be provided on a supplemental basis.

8. PLEASE PROVIDE US WITH A COPY OF THE RECENT J.P. MORGAN REPORT TO WHICH YOU MAKE REFERENCE.

     The supporting documents requested by the Staff will be provided on a supplemental basis.

          If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2327 or Marc Weingarten of this firm at (212) 756-2280.


                                      Very truly yours,

                                      /s/ Steven J. Spencer, Esq.
                                      -----------------------------
                                      Steven J. Spencer, Esq.



cc:   Brian Schorr, Esq.
      Trian Fund Management, L.P.

      Stuart Rosen, Esq.
      Trian Fund Management, L.P.

      Richard Gashler, Esq.
      Sandell Asset Management Corp.

      Marc Weingarten, Esq.
      Schulte Roth & Zabel LLP